SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.         )*

Symetra Financial Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87151Q106

(CUSIP Number)

January 21, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 87151Q106	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER NONE
6 SHARED VOTING POWER 26,887,872(1)
7 SOLE DISPOSITIVE POWER NONE
8 SHARED DISPOSITIVE POWER 26,887,872(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,887,872(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable.	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.9%(2)
12	TYPE OF REPORTING PERSON IN

(1)	This amount consists of (i) 17,400,000 shares of Common Stock and (ii) warrants to purchase 9,487,872 shares of Common Stock registered in the name of General Reinsurance Corporation which are currently exercisable (the “Warrants”).
(2)	Based on 113,428,965 shares of Common Stock outstanding as of January 21, 2010, and 9,487,872 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 87151Q106	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER NONE
6 SHARED VOTING POWER 26,887,872(1)
7 SOLE DISPOSITIVE POWER NONE
8 SHARED DISPOSITIVE POWER 26,887,872(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,887,872(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable.	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.9%(2)
12	TYPE OF REPORTING PERSON HC, CO

(1)	This amount consists of (i) 17,400,000 shares of Common Stock and (ii) warrants to purchase 9,487,872 shares of Common Stock registered in the name of General Reinsurance Corporation which are currently exercisable (the “Warrants”).
(2)	Based on 113,428,965 shares of Common Stock outstanding as of January 21, 2010, and 9,487,872 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 87151Q106	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON General Re Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER NONE
6 SHARED VOTING POWER 26,887,872(1)
7 SOLE DISPOSITIVE POWER NONE
8 SHARED DISPOSITIVE POWER 26,887,872(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,887,872(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable.	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.9%(2)
12	TYPE OF REPORTING PERSON HC, CO

(1)	This amount consists of (i) 17,400,000 shares of Common Stock and (ii) warrants to purchase 9,487,872 shares of Common Stock registered in the name of General Reinsurance Corporation which are currently exercisable (the “Warrants”).
(2)	Based on 113,428,965 shares of Common Stock outstanding as of January 21, 2010, and 9,487,872 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 87151Q106	13G	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON General Reinsurance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER NONE
6 SHARED VOTING POWER 26,887,872(1)
7 SOLE DISPOSITIVE POWER NONE
8 SHARED DISPOSITIVE POWER 26,887,872(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,887,872(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable.	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.9%(2)
12	TYPE OF REPORTING PERSON IC, CO

(1)	This amount consists of (i) 17,400,000 shares of Common Stock and (ii) warrants to purchase 9,487,872 shares of Common Stock registered in the name of General Reinsurance Corporation which are currently exercisable (the “Warrants”).
(2)	Based on 113,428,965 shares of Common Stock outstanding as of January 21, 2010, and 9,487,872 shares of Common Stock issuable upon exercise of the Warrants.

Page 6 of 8 Pages

SCHEDULE 13G

Item 1.
	(a)	Name of Issuer

Symetra Financial Corporation

	(b)	Address of Issuer’s Principal Executive Offices

777 108th Avenue, NE

Bellevue, Washington 98004

Item 2	(a).	Name of Person Filing:

Item 2	(b).	Address of Principal Business Office:

Item 2	(c).	Citizenship:

Warren E. Buffett 1440 Kiewit Plaza Omaha, Nebraska 68131 United States Citizen

Berkshire Hathaway Inc. 1440 Kiewit Plaza Omaha, Nebraska 68131 Delaware corporation

General Re Corporation 695 East Main Street Stamford, CT 06904 Delaware Corporation

General Reinsurance Corporation 695 East Main Street Stamford, CT 06904 Delaware Corporation

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

87151Q106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.), Berkshire Hathaway Inc. and General Re Corporation are each a Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(1)(ii)(G).

General Reinsurance Corporation is an Insurance Company as defined in section 3(a)(19) of the Act.

The Reporting Persons together are a group in accordance with Rule 13d-1(b)(i)(ii)(K).

Page 7 of 8 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially Owned

See the Cover Pages for each of the Reporting Persons.

(b) Percent of Class

See the Cover Pages for each of the Reporting Persons.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

(ii) shared power to vote or to direct the vote

(iii) sole power to dispose or to direct the disposition of

(iv) shared power to dispose or to direct the disposition of

See the Cover Pages for each of the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 2nd day of February, 2010

/s/ Warren E. Buffett
Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Warren E. Buffett
Chairman of the Board

GENERAL RE CORPORATION and GENERAL REINSURANCE CORPORATION

By:	/s/ Warren E. Buffett
Warren E. Buffett
Attorney-in-Fact

SCHEDULE 13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

Berkshire Hathaway Inc.

General Re Corporation

INSURANCE COMPANIES AS DEFINED IN SECTION 3(a)(19) OF THE ACT:

General Reinsurance Corporation

Note:    No Common Stock of Symetra Financial Corporation held directly by Berkshire Hathaway Inc. Other than the indirect holdings of Berkshire Hathaway Inc., no Common Stock of Symetra Financial Corporation is held directly or indirectly by Warren E. Buffett, an individual who may be deemed to control Berkshire Hathaway Inc.

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Symetra Financial Corporation may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: February 2, 2010	/S/ Warren E. Buffett
Warren E. Buffett

Berkshire Hathaway Inc.

Dated: February 2, 2010	/S/ Warren E. Buffett
By: Warren E. Buffett
Title: Chairman of the Board

General Re Corporation

Dated: February 2, 2010	/S/ William Gasdaska
By: William Gasdaska
Title: Vice President

General Reinsurance Corporation

Dated: February 2, 2010	/S/ William Gasdaska
By: William Gasdaska
Title: Vice President